

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 24, 2018

Joseph W. Turner, Jr.
Chief Executive Officer, President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re: Ministry Partners Investment Company, LLC
> Amendment No. 1 to Registration Statement on Form S-1
> Filed January 19, 2018
> File No. 333-221954**

Dear Mr. Turner:

    We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prior Comment 1

1. Noting paragraph 2 of your response that the Company will charge an account servicing fee to its outstanding publicly offered notes commencing with effectiveness of this registration statement, please advise us of the basis for your ability to apply this fee given that it wasn't disclosed to investors at the time they purchased the outstanding notes.

Frequently Asked Questions About the Notes

Are there fees associated with my investment, page 7

2. We note the new Q&A in response to comment 1 on fees investors will pay for the investment in the Notes and the example provided. Please expand to clarify who is paying the fees (the company or the investor) and how and when they will be collected.

Description of the Notes

General, page 33

3. Please expand to disclose the range of both of the variable and CMT fixed indices during 2017.

Executive Compensation, page 73

4. Please update the Item 402 of Regulation S-K disclosures for the fiscal year ended December 31, 2017. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission´s website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Underwriting Compensation We Will Pay, page 128

5. We note the expanded disclosure in response to comment 4 on non-transaction based compensation to FINRA members and dual-employees. For clarity, please advise us of the approximate number of dual employees at MP securities who will receive the $478,697 amount and clarify whether this amount is primarily going to one or a small number of employees. Also advise whether any of these recipients will be named executive officers for purposes of disclosing 2018 executive compensation or what consideration has been given to the applicability of Item 402 of Regulation S-K as regards this compensation.

Part II. Item 16. Exhibits.

Exhibit 5.2

6. We note the disclosure in the third paragraph on page 3 of counsel´s opinion stating that "[t]his opinion letter is delivered to you solely for your benefit and may not be … used or relied upon by any other person or for any other purpose without our express written consent." Although counsel later consents to inclusion of its firm's name in the prospectus and filing of the opinion as an exhibit to the registration statement, please have counsel remove the limitation on persons. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Randy K. Sterns, Esq.